EXHIBIT 99.28(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 39 to Registration Statement No. 033-31072 on Form N-1A of our report dated February 16, 2012, relating to the financial statements and financial highlights of Lord Abbett Series Fund, Inc., specifically Lord Abbett Calibrated Dividend Growth Portfolio (formerly Lord Abbett Capital Structure Portfolio), appearing in the Annual Report on Form N-CSR of Lord Abbett Series Fund, Inc. for the year ended December 31, 2011.

We also consent to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm,” “Financial Statements” and “Fund Portfolio Information Recipients” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP
New York, New York
September 21, 2012